Exhibit 99.1

Case 1:19-cv-02135-UNA     Document 1     Filed 11/14/19     Page 1 of 25     PageID #: 1

UNITED STATES DISTRICT COURT

FOR THE DISTRICT OF DELAWARE

JENNIFER BURFEIND, on behalf of herself and	)
all others similarly situated,	)
)
Plaintiff,	)	Civil Action No.
)
v.	)	CLASS ACTION COMPLAINT FOR
	)	BREACH OF FIDUCIARY DUTIES
	)	AND VIOLATIONS OF SECTIONS
ROAN RESOURCES, INC., JOSEPH A. MILLS,	)	14(a) AND 20(a) OF THE
MATTHEW BONANNO, EVAN LEDERMAN,	)	SECURITIES EXCHANGE ACT OF
JOHN V. LOVOI, PAUL B. LOYD, JR.,	)	1934
MICHAEL RALEIGH, ANDREW TAYLOR,	)
and ANTHONY TRIPODO,	)	JURY TRIAL DEMAND
)
Defendants.	)

Plaintiff Jennifer Burfeind (“Plaintiff”), by her attorneys, on behalf of herself and those similarly situated, files this action against the defendants and alleges upon information and belief, except for those allegations that pertain to her, which are alleged upon personal knowledge, as follows:

SUMMARY OF THE ACTION

1. Plaintiff brings this stockholder class action on behalf of herself and all other public stockholders of Roan Resources, Inc. (“Roan” or the “Company”) against Roan and Roan’s Board of Directors (the “Board” or the “Individual Defendants”) (collectively referred to as “Defendants”), for violations of Sections 14(a) and 20(a) of the Securities and Exchange Act of 1934 (the “Exchange Act”), and for breaches of fiduciary duty as a result of the Defendants’ efforts to sell the Company to Citizen Energy Operating, LLC through its wholly-owned subsidiary Citizen Energy Pressburg Inc. (“Merger Sub,” and with Citizen Energy Operating LLC, “Citizen”) as a result of an unfair process for an unfair price. Plaintiff challenges and seeks to enjoin an upcoming stockholder vote on a proposed transaction by which Citizen will acquire each issued and outstanding share of Roan for an inadequate and insufficient price (the “Proposed Transaction” or “Merger”). Both companies’ boards of directors have approved the deal.

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2. Pursuant to the terms of the definitive Agreement and Plan of Merger entered into by and among Roan and Citizen on October 1, 2019 (the “Merger Agreement”), Citizen will acquire all of the outstanding shares of Roan common stock, in compensation for which, Roan stockholders will be entitled to receive only $1.52 in cash for every Roan share they own.

3. Thereafter, on October 25, 2019, Citizen filed a Preliminary Proxy Statement on Schedule 14A (the “Preliminary Proxy”) with the United States Securities and Exchange Commission (the “SEC”) in support of the Proposed Transaction, followed by the November 4, 2019 filing of the Definitive Proxy Statement (the “Definitive Proxy,” and with the Preliminary Proxy, the “Proxy”). Notably, the Proxy is wholly insufficient and provides either materially misleading and or insufficient information for Roan stockholders to properly analyze whether to vote in favor of the Proposed Transaction, and is therefore a continuation of the Board’s breaches of fiduciary duty.

4. The Proposed Transaction is unfair and undervalued for a number of reasons. Significantly, the Proxy describes an insufficient sales process in which the Board only paid lip service to its fiduciary duties.

5. In addition to Citizen’s interest in the Proposed Transaction, the deal may also be tainted by conflicts of interest of the directors and Company executives. Notably, certain of the Company’s directors and senior executive officers may have been motivated to enter into the Proposed Transaction in order to receive benefits not shared equally with Plaintiff and members of the Class (defined below). Under the terms of the Merger Agreement, all illiquid Company options and other incentive awards will vest no later than seven days before the effective date of the Proposed Transaction.

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6. If the Proposed Transaction is approved, the Individual Defendants will have breached their fiduciary duties of loyalty and due care by, inter alia, agreeing to sell Roan without first taking steps to ensure that Plaintiff and Class members (defined below), who are the minority stockholders of the Company, would obtain adequate and fair consideration under the circumstances.

7. Finally, in violation of Sections 14(a) and 20(a) of the Securities and Exchange Act of 1934 (the “Exchange Act”) and their fiduciary duties, Defendants caused to be filed the materially deficient Proxy with the SEC in an effort to solicit stockholders to vote their Roan shares in favor of the Proposed Transaction. The Proxy is materially deficient and deprives Roan stockholders of the information they need to make an intelligent, informed and rational decision of whether to vote their shares in favor of the Proposed Transaction. As detailed below, the Proxy omits and/or misrepresents material information concerning, among other things: (a) the sales process leading up to the Proposed Transaction; (b) the Company’s financial projections; (c) Citizen’s financial projections; and (d) the data and inputs underlying the financial valuation analyses that purport to support the fairness opinions provided by the “Financial Advisors” to the Board, Citigroup Global Markets Inc. (“Citi”) and Jefferies LLC (“Jefferies”).

8. Absent judicial intervention, the Merger will be consummated, resulting in irreparable injury to Plaintiff and the Class. Accordingly, this action seeks to enjoin the Proposed Transaction and compel the Individual Defendants to properly exercise their fiduciary duties to Roan’s stockholders, and to recover damages resulting from violations of federal securities laws by Defendants.

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9. Plaintiff alleges that she, along with all other public stockholders of Roan common stock, are entitled to enjoin the Proposed Transaction or, alternatively, to recover damages in the event that the Proposed Transaction is consummated.

THE PARTIES

10. Plaintiff Jennifer Burfeind is and has been a stockholder of Roan during all relevant times hereto.

11. Defendant Roan is a Delaware corporation that maintains its principal place of business at 14701 Hertz Quail Springs Parkway, Oklahoma City, Oklahoma 73134. Roan engages in the acquisition, exploration, development, production, and sale of oil and natural gas reserves. It holds interest in the Merge, SCOOP, and STACK plays covering an area of approximately 170,000 net acres located in the Anadarko Basin, Oklahoma. The Company was incorporated in 2018 and is a subsidiary of Roan Holdings, LLC. It trades on the NYSE under the symbol “ROAN.”

12. Defendant Joseph A. Mills has served as a director of Roan at all relevant times. In addition, in April 2019, Mills was appointed as the Executive Chairman and interim Principal Executive Officer.

13. Defendant Matthew Bonanno has served as a director of Roan at all relevant times and is the Chairman of the Roan Board.

14. Defendant Evan Lederman has served as a director of Roan at all relevant times.

15. Defendant John V. Lovoi has served as a director of Roan at all relevant times. According the Proxy, “[i]n addition to being a director of the Company, Mr. Lovoi is the sole member and manager of, and exercises investment management control over, JVL Advisors, LLC (“JVL”) and is also a member of the board of managers of Roan Holdings, LLC (“Roan

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Holdings”). JVL indirectly and beneficially owns approximately a 74.14% interest in Roan Holdings and has a contractual right to appoint a majority of the members of the board of managers of Roan Holdings. Mr. Lovoi may be deemed to share dispositive power over the securities held directly and indirectly by JVL, Roan Holdings and other entities managed by JVL and may therefore be deemed to be the beneficial owner of these shares of Company Common Stock.”

16. Defendant Paul B. Loyd, Jr. has served as a director of Roan at all relevant times. In addition to being a director of the Company, Loyd is a member of the board of managers of Roan Holdings, appointed to such position by JVL pursuant to JVL’s contractual right to appoint a majority of the members of the board of managers of Roan Holdings.

17. Defendant Michael Raleigh has served as a director of Roan at all relevant times. In addition to being a director of the Company, Raleigh is a member of the board of managers of Roan Holdings, appointed to such position by JVL pursuant to JVL’s contractual right to appoint a majority of the members of the board of managers of Roan Holdings.

18. Defendant Andrew Taylor has served as a director of Roan at all relevant times.

19. Defendant Anthony Tripodo has served as a director of Roan at all relevant times.

20. The Individual Defendants in paragraphs 12-19 are, and at all times relevant hereto have been, directors of Roan.

21. The Individual Defendants owe fiduciary duties including good faith, loyalty, due care and candor to Roan’s stockholders.

22. The Individual Defendants, by reason of their corporate directorships and/or executive positions, are fiduciaries to and for the Company’s stockholders, which fiduciary relationship required them to exercise their best judgment, and to act in a prudent manner and in the best interests of the Company’s stockholders.

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23. Each Individual Defendant herein is sued individually, as a conspirator and aider and abettor, as well as in their capacity as an officer and/or director of the Company, and the liability of each arises from the fact that they have engaged in all or part of the unlawful acts, plans, schemes, or transactions complained of herein.

24. Non-Defendant Citizen is a Delaware limited liability company, a wholly-owned subsidiary of Citizen Energy Holdings, LLC (“Citizen Holdings”) and an affiliate of Warburg Pincus LLC (“Warburg”), and is a privately funded company focused on developing horizontal play concepts in the onshore region of the United States. Its executive office is located at 320 South Boston Avenue, Suite 900, Tulsa, Oklahoma 74103.

25. Non-Defendant Merger Sub is a Delaware corporation and a wholly-owned subsidiary of Citizen, formed on September 26, 2019, solely for the purpose of engaging in the transactions contemplated by the Merger Agreement. Merger Sub’s principal executive offices are located at 320 South Boston Avenue, Suite 900, Tulsa, Oklahoma 74103.

JURISDICTION AND VENUE

26. This Court has subject matter jurisdiction pursuant to Section 27 of the Exchange Act (15 U.S.C. § 78aa) and 28 U.S.C. § 1331 (federal question jurisdiction) as Plaintiff alleges violations of Sections 14(a) and 20(a) of the Exchange Act. This action is not a collusive one to confer jurisdiction on a court of the United States, which it would not otherwise have.

27. Personal jurisdiction exists over each Defendant either because the Defendant conducts business in or maintains operations in this District, or is an individual who is either present in this District for jurisdictional purposes or has sufficient minimum contacts with this District as to render the exercise of jurisdiction over defendant by this Court permissible under traditional notions of fair play and substantial justice.

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28. Venue is proper in this District pursuant to 28 U.S.C. § 1391 because Roan is incorporated in this District, and each of the Individual Defendants, as Company officers or directors, has extensive contacts within this District.

CLASS ACTION ALLEGATIONS

29. Plaintiff brings this action pursuant to Federal Rule of Civil Procedure 23, individually and on behalf of the stockholders of Roan common stock who are being and will be harmed by Defendants’ actions described herein (the “Class”). The Class specifically excludes Defendants herein, and any person, firm, trust, corporation or other entity related to, or affiliated with, any of the Defendants.

30. This action is properly maintainable as a class action because:

a.

The Class is so numerous that joinder of all members is impracticable. Roan’s stock is publicly traded on the NYSE and, as of November 6, 2019, there were more than 154 million such shares outstanding. The actual number of public stockholders of Roan can be ascertained through discovery;

b.	There are questions of law and fact which are common to the Class, including inter alia, the following;

i.	Whether Defendants have violated the federal securities laws;

ii.	Whether Defendants made material misrepresentations and/or omitted material facts in the Proxy; and

iii.	Whether Plaintiff and the other members of the Class have and will continue to suffer irreparable injury if the Proposed Transaction is consummated;

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c.	Plaintiff is an adequate representative of the Class, has retained competent counsel experienced in litigation of this nature and will fairly and adequately protect the interests of the Class;

d.	Plaintiff’s claims are typical of the claims of the other members of the Class and Plaintiff does not have any interests adverse to the Class;

e.

The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for the party opposing the Class;

f.

Plaintiff anticipates that there will be no difficulty in the management of this litigation and, thus, a class action is superior to other available methods for the fair and efficient adjudication of this controversy; and

g.

Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

THE INDIVIDUAL DEFENDANTS’ FIDUCIARY DUTIES

31. By reason of the Individual Defendants’ positions with the Company as officers and/or directors, said individuals are in a fiduciary relationship with Roan’s stockholders and owe the stockholders the duties of due care, loyalty, and good faith.

32. By virtue of their positions as directors and/or officers of Roan, the Individual Defendants, at all relevant times, had the power to control and influence, and did control and influence and cause Roan to engage in the practices complained of herein.

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33. Each of the Individual Defendants are required to act with due care, loyalty, good faith and in the best interests of the Company’s stockholders. To diligently comply with these duties, directors of a corporation must:

a.	act with the requisite diligence and due care that is reasonable under the circumstances;

b.	act in the best interest of the Company’s stockholders;

c.	use reasonable means to obtain material information relating to a given action or decision;

d.	refrain from acts involving conflicts of interest between the fulfillment of their roles in the Company and the fulfillment of any other roles or their personal affairs;

e.	avoid competing against the Company or exploiting any business opportunities of the Company for their own benefit, or the benefit of others; and

f.	disclose to the Company’s stockholders all information and documents relating to the Company’s affairs that they received by virtue of their positions in the Company.

34. In accordance with their duties of loyalty and good faith, the Individual Defendants, as directors and/or officers of Roan, are obligated to refrain from:

a.	participating in any transaction where the directors’ or officers’ loyalties are divided;

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b.	participating in any transaction where the directors or officers are entitled to receive personal financial benefit not equally shared by the Company’s public stockholders; and/or

c.	unjustly enriching themselves at the expense or to the detriment of the stockholders.

35. Plaintiff alleges herein that the Individual Defendants, separately and together, in connection with the Proposed Transaction, violated, and are violating, the fiduciary duties they owe to Plaintiff and the other public stockholders of Roan, including their duties of loyalty, good faith, and due care.

36. As a result of the Individual Defendants’ divided loyalties, Plaintiff and Class members will not receive adequate, fair or maximum value for their Roan common stock in the Proposed Transaction.

SUBSTANTIVE ALLEGATIONS

Roan Background

37. Roan engages in the acquisition, exploration, development, production, and sale of oil and natural gas reserves. It holds interest in the Merge, SCOOP, and STACK plays covering an area of approximately 170,000 net acres located in the Anadarko Basin, Oklahoma. The Company was incorporated in 2018 and is headquartered in Oklahoma City, Oklahoma. Roan is a subsidiary of Roan Holdings.

38. Roan was formed by LINN Energy (50%) and Citizen Energy II (50%), with each company contributing 70,000 net acres in Oklahoma. The contributed properties include acreage in the following eight Oklahoma counties: Canadian, Carter, Cleveland, Garvin, Grady, Kingfisher, McClain and Stephens.

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39. As recent promising financial performance evidences, Roan is a financially strong company on the rise. In announcing the Company’s 4th Quarter and Full-Year 2018 results, then-Chairman Tony Maranto stated, “2018 was a transformative year for Roan[.] We achieved several corporate and operational milestones throughout the year and are an entirely different company from where we started last January. We grew both oil and total production substantially over 2017 and are now well positioned to implement our 2019 plan to increase production by 30% over the 2018 period and generate free cash flow by the fourth quarter of the year.” 40. Most recently, Roan posted earnings results on August 7. The Company reported $0.11 EPS for the quarter, hitting analysts’ consensus estimates of $0.11. The business had revenue of $134.17 million for the quarter, compared to analysts’ expectations of $108.18 million.

41. Despite this positive and high valuation of many in the financial media, and amongst Company insiders, the Proposed Transaction, and the valuation contained therein do not account for Roan’s continuous financial success. If consummated, the Proposed Transaction would deprive Plaintiff and other members of the Class the true value of their investments.

The Proposed Transaction

42. On October 1, 2019, Roan announced the Proposed Transaction. The press release states in relevant part as follows:

OKLAHOMA CITY—(BUSINESS WIRE)— Roan Resources, Inc. (NYSE: ROAN) (“Roan” or the “Company”) today announced that it has entered into a definitive merger agreement to be acquired by Citizen Energy Operating, LLC (“Citizen Energy”), an affiliate of Warburg Pincus LLC (“Warburg Pincus”), in an all-cash transaction valued at approximately $1.0 billion, including Roan’s funded net debt of approximately $780 million as of September 30, 2019. The transaction is expected to be completed during the fourth quarter of 2019 or the first quarter of 2020, subject to Roan stockholder approval, regulatory approvals and the satisfaction of other customary closing conditions.

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Under the terms of the merger agreement, which has been unanimously approved by Roan’s Board of Directors, Roan stockholders will receive $1.52 in cash for each share of Roan common stock they own. The all-cash purchase price represents a premium of approximately 24% over the closing price of Company shares as of September 30, 2019.

“We are pleased to reach this agreement with Citizen Energy,” said Joseph A. Mills, Roan’s Executive Chairman of the Board. “This transaction is the culmination of our Board’s extensive review of strategic alternatives to maximize value for our stockholders, including a comprehensive process during which we engaged with a considerable number of counterparties. Ultimately, the Board unanimously determined that an all-cash transaction with Citizen Energy is in the best interests of our stockholders and the Company and will deliver value to our stockholders at a premium to our recent share price.”

Additionally, Roan today announced the appointment of Rick Gideon as its Chief Executive Officer, who will assume his new responsibilities immediately. Mr. Gideon has over 20 years of executive and industry experience at a number of large, publicly held exploration and production companies. Mr. Gideon previously served as Senior Vice President of US Operations at Devon Energy Corporation for four years. Prior to his time at Devon Energy Corporation, Mr. Gideon was the General Manager of the Mid-Continent Region and Drilling & Completions for HighMount Exploration & Production, LLC for six years. Prior to that, Mr. Gideon held senior positions at Linn Energy, Inc. and Dominion Energy, Inc.

“We are very pleased to bring Rick onboard to see the Company through the closing process,” said Mr. Mills. “His leadership and focus will be important during the transition of the business.”

Roan has also elected to temporarily reduce its drilling and development activity and to suspend all completion activity. This reduction in activity is to allow Mr. Gideon time to assess the Company’s overall operations plan. As a result of this change, investors should no longer rely on the guidance provided by the Company on its last quarterly investor call, and Roan does not expect to otherwise update or provide further guidance.

Fully committed debt financing for the transaction will be provided by JPMorgan Chase Bank, N.A., BMO Harris Bank N.A., The Toronto Dominion Bank, New York Branch and BofA Merrill Lynch. Equity financing will be provided by investment funds affiliated with Warburg Pincus and Citizen Energy.

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Citi and Jefferies LLC are serving as financial advisors to Roan, and Vinson & Elkins LLP is serving as its legal counsel. BofA Merrill Lynch is serving as financial advisor to Citizen Energy and Latham & Watkins LLP is serving as its legal counsel.

For further information regarding the terms and conditions contained in the definitive merger agreement, please see Roan’s Current Report on Form 8-K, which will be filed with the Securities and Exchange Commission (the “SEC”) in connection with this transaction.

The Inadequate Merger Consideration

43. The Company’s strong financial performance and potential for continued growth establish the inadequacy of the merger consideration.

44. Pursuant to the terms of the Merger Agreement, the Proposed Transaction values shares of Roan at $1.52 per share. Significantly, the 3 analysts offering 12-month price forecasts for Roan have a median target of $5.43, with a high estimate of $7.00.

45. Further, shares of Roan were trading over $16.00 a share less than a year ago, further indicating the lack of premium available to Roan stockholders.

46. In addition, the Company’s book value is listed at $9.80 a share.

47. Accordingly, the Proposed Transaction will allow Citizen to purchase Roan at an unfairly low price while availing itself of Roan’s significant value and upside or long-term potential.

Potential Conflicts of Interest

48. The substantial interests of the Individual Defendants and other Company insiders themselves cannot be ignored. Notably, Company insiders, including the Individual Defendants, currently own large, illiquid portions of Company stock that will be exchanged for significant amounts of money upon the consummation of the Proposed Transaction as follows:

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Name	Number of Shares Owned	Consideration for Shares Owned
Executive Officers
Tony C. Maranto	0	$—
Richard Gideon	0	$—
Joel L. Pettit	42,154	$64,074
Greg T. Condray	42,154	$64,074
David M. Edwards	42,154	$64,074
Amber N. Bonney	14,050	$21,356
Directors
Joseph A. Mills	0	$—
Matthew Bonanno	0	$—
Evan Lederman	0	$—
John V. Lovoi (1)	78,367,634	$119,118,804
Paul B. Loyd Jr. (2)	76,269,766	$115,930,044
Michael Raleigh (2)	76,269,766	$115,930,044
Andrew Taylor	0	$—
Anthony Tripodo	0	$—

(1)

In addition to being a director of the Company, Mr. Lovoi is the sole member and manager of, and exercises investment management control over, JVL Advisors, LLC (“JVL”) and is also a member of the board of managers of Roan Holdings, LLC (“Roan Holdings”). JVL indirectly and beneficially owns approximately a 74.14% interest in Roan Holdings and has a contractual right to appoint a majority of the members of the board of managers of Roan Holdings. Mr. Lovoi may be deemed to share dispositive power over the securities held directly and indirectly by JVL, Roan Holdings and other entities managed by JVL and may therefore be deemed to be the beneficial owner of these shares of Company Common Stock. Mr. Lovoi is not directly receiving any consideration for shares of Company Common Stock.

(2)

In addition to being directors of the Company, Messrs. Loyd and Raleigh are members of the board of managers of Roan Holdings, appointed to such position by JVL pursuant to JVL’s contractual right to appoint a majority of the members of the board of managers of Roan Holdings. Messrs. Loyd and Raleigh may be deemed to share dispositive power over the securities held by Roan Holdings and may therefore be deemed to be beneficial owners of these shares of Company Common Stock. Messrs. Loyd and Raleigh are not directly receiving any consideration for shares of Company Common Stock.

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49. In addition, pursuant to the Merger Agreement, as a consequence of the Merger, each outstanding and unvested Company option and/or restricted stock will automatically vest and/or be converted into the right to receive cash or stock in certain amounts. As a result, the Individual Defendants will receive immediate lump sum cash payments in exchange for their (collective) thousands of currently illiquid Roan options and restricted stock.

50. Notably, JVL, which is wholly managed and controlled by Defendant Lovoi, will receive over $119 million as a result of the consummation of the Proposed Transaction, a figure not shared amongst Plaintiff and other public stockholders of Roan.

51. Based on the above, the Proposed Transaction is the product of an unfair and inadequate sales process conducted by the Board and Company insiders with an eye to personal compensation and in breach of its fiduciary duties and which fails to maximizer stockholder value.

Preclusive Deal Mechanisms

52. The Merger Agreement contains certain provisions that unfairly favor Citizen by making an alternative transaction either prohibitively expensive or otherwise impossible. For example, the Merger Agreement contains a termination fee provision that requires Roan to pay up to $25,000,000.00 to Citizen if the Merger Agreement is terminated under certain circumstances. Under one such circumstance, Roan must pay the termination fee to Citizen should it enter into any acquisition proposal up to twelve (12) months after the Proposed Transaction is terminated.

53. The termination fee payable under this provision will make the Company that much more expensive to acquire for potential purchasers, while resulting in a corresponding decline in the amount of consideration payable to Roan stockholders.

54. Additionally, the Merger Agreement also contains a “No Solicitation” provision that restricts Roan from considering alternative acquisition proposals by, inter alia, constraining Roan’s ability to solicit or communicate with potential acquirers.

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55. Moreover, the Merger Agreement further reduces the possibility of a topping offer from an unsolicited purchaser. Defendants agreed to provide the Roan information in order to match any other offer, thus providing the Citizen access to the unsolicited bidder’s financial information and giving the Citizen the ability to top the superior offer. Thus, a rival bidder is not likely to emerge with the cards stacked so much in favor of the Citizen.

56. Accordingly, the Company’s true value is compromised by the consideration offered in the Proposed Transaction, and the Proposed Transaction is the product of the Board’s breaches of fiduciary duty.

The Materially Misleading and/or Incomplete Proxy

57. On November 4, 2019, Roan filed with the SEC a materially misleading and incomplete Proxy that failed to provide the Company’s stockholders with material information and/or provides them with materially misleading information critical to the total mix of information available to the Company’s stockholders concerning the financial and procedural fairness of the Proposed Transaction, thus exacerbating and continuing the Board’s breaches of fiduciary duty.

Omissions and/or Material Misrepresentations Concerning the Sales Process Leading Up to the Proposed Transaction

58. Specifically, the Proxy fails to provide material information concerning the process conducted by the Company and the events leading up to the Proposed Transaction. In particular, the Proxy fails to disclose the following:

a.	Why two financial advisors were retained and paid the same amount while performing virtually identical analyses; and

b.

The specific nature of the non-disclosure agreement executed between Roan and Citizen, as well as the other 19 confidentiality agreements entered into with the parties indicated in the Proxy and if the terms of such agreements included a “don’t-ask, don’t-waive” provision or standstill provision, and if so, the specific conditions, if any, under which such provisions would fall away or prevent other parties from submitting a bid.

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Omissions and/or Material Misrepresentations Concerning Roan’s Financial Projections

59. The Proxy fails to provide material information concerning financial projections provided by Roan’s management and relied upon by the Financial Advisors in their analyses. The Proxy discloses management-prepared financial projections for the Company which are materially misleading. The Proxy indicates that in connection with the rendering of Citi’s fairness opinion, Citi “reviewed certain publicly available and other business and financial information provided to and/or discussed with Citi by the management of the Company, including certain financial forecasts and other information and data relating to the Company provided to and/or discussed with Citi by the management of the Company and certain publicly available future commodity price estimates and assumptions reviewed and discussed with the management of the Company.” Similarly, the Proxy indicates with respect to Jefferies’ analyses, that Jefferies “reviewed certain information furnished to Jefferies by the management of the Company relating to the business, operations and prospects of the Company, including financial forecasts and estimates provided by the management of the Company.”

60. Accordingly, the Proxy should have, but fails to provide, certain information in the projections that Roan’s management provided to the Board and the Financial Advisors. Courts have uniformly stated that “projections … are probably among the most highly-prized disclosures by investors. Investors can come up with their own estimates of discount rates or [    ] market multiples. What they cannot hope to do is replicate management’s inside view of the company’s prospects.” In re Netsmart Techs., Inc. S’holders Litig., 924 A.2d 171, 201-03 (Del. Ch. 2007).

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61. The Proxy fails to provide material information concerning the financial projections (based on both NYMEX strip pricing and Wall Street Consensus Pricing) prepared by Roan management, including, (i) material line items for Non-GAAP financial measures; and (ii) all line items used to calculate Adjusted EBITDAX and Operating Cash Flow.

62. This information is necessary to provide Company stockholders a complete and accurate picture of the sales process and its fairness. Without this information, stockholders were not fully informed as to Defendants’ actions, including those that may have been taken in bad faith, and cannot fairly assess the process.

63. Without accurate projection data presented in the Proxy, Plaintiff and other stockholders of Roan are unable to properly evaluate the Company’s true worth, the accuracy of the Financial Advisors’ financial analyses, or make an informed decision whether to vote their Company stock in favor of the Proposed Transaction.

Omissions and/or Material Misrepresentations Concerning the Financial Analyses Made by Citi

64. The Proxy describes Citi’s fairness opinion and the various valuation analyses performed to render such opinion. However, the descriptions fail to include necessary underlying data, support for conclusions, or the existence of, or basis for, underlying assumptions. Without this information, one cannot replicate the analyses, confirm the valuations or evaluate the fairness opinion.

65. With respect to the Selective Public Companies Analysis, the Proxy fails to disclose:

a.	The objective selection criteria and inputs and assumptions for each of the selected companies;

b.	The specific benchmarking values for each compared company and Roan.

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66. With respect to the Net Asset Value Analysis, the Proxy fails to disclose:

a.	The UFCF projections utilized in the analysis;

b.	The Company’s net debt as of June 30, 2019;

c.	The NOLs utilized; and

d.	The Company’s estimated non-drilling and completion capital expenditures, corporate expenses and net hedge gains and losses.

67. With respect to the Certain Additional Information as set forth in Citi’s opinion, the Proxy fails to adequately disclose why the additional information was not “considered part of [Citi’s] financial analysis,” particularly in light of the fact that two of the analyses (premiums paid and analyst price targets) indicate a range of values at or above the deal price and the third (historical closing prices) indicates the 52-week high for the stock of $18.49.

Omissions and/or Material Misrepresentations Concerning the Financial Analyses Made by Jefferies

68. The Proxy describes Jefferies’ fairness opinion and the various valuation analyses performed to render such opinion. However, the descriptions fail to include necessary underlying data, support for conclusions, or the existence of, or basis for, underlying assumptions. Without this information, one cannot replicate the analyses, confirm the valuations or evaluate the fairness opinion.

69. With respect to the Selected Public Companies Analysis, the Proxy fails to disclose:

a.	The objective selection criteria and inputs and assumptions for each of the selected companies;

b.	The specific benchmarking values for each compared company and Roan.

70. With respect to the Discounted Cash Flow Analysis, the Proxy fails to disclose:

a.	The specific inputs and assumptions used to calculate a discount rate range of 10.3% to 12.3%;

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b.	The specific inputs and assumptions used to calculate the terminal value and the EBITDAX multiples of 2.5x to 3.5x; and

c.	The specific inputs and assumptions used to calculate free cash flows.

71. With respect to the Net Asset Value Analysis, the Proxy fails to disclose:

a.	The UFCF projections utilized in the analysis and inputs and assumptions for use of the discount rate of 10.3% to 12.3%;

b.	The Company’s net debt as of June 30, 2019; and

c.	The NOLs utilized as well as the net present value of the Company’s net hedge gains and losses, corporate expenses and other capital expenditures.

72. Without the omitted information identified above, Roan’s public stockholders are missing critical information necessary to evaluate whether the proposed consideration truly maximizes stockholder value and serves their interests. Moreover, without the key financial information and related disclosures, Roan’s public stockholders cannot gauge the reliability of the fairness opinions and the Board’s determination that the Proposed Transaction is in their best interests.

FIRST COUNT

Breach of Fiduciary Duty

Against the Individual Defendants

73. Plaintiff incorporates each and every allegation set forth above as if fully set forth herein.

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74. As alleged herein, Defendants have initiated a process to sell Roan in a transaction that undervalues the Company. The Individual Defendants are privy to non-public information concerning the Company that the public stock stockholders are not; thus, there exists a fiduciary duty to protect these stockholders. Defendants have failed to sufficiently inform themselves of Roan’s value, or have disregarded the true value of the Company. Furthermore, the Individual Defendants have agreed to onerous deal protection devices that discourage any alternate acquirer from coming forward in the face of the knowledge that Citizen can block the purchase.

75. As such, unless the Individual Defendants’ conduct is enjoined by the Court, they will continue to breach their fiduciary duties to Plaintiff and the other members of the Class, and will further a process that inhibits the maximization of stockholder value and the disclosure of material information.

76. Plaintiff and the members of the Class have no adequate remedy at law.

SECOND COUNT

Violations of Section 14(a) of the Exchange Act

Against All Defendants

77. Plaintiff repeats all previous allegations as if set forth in full herein.

78. Defendants have disseminated the Proxy with the intention of soliciting stockholders to vote their shares in favor of the Proposed Transaction.

79. Section 14(a) of the Exchange Act requires full and fair disclosure in connection with the Proposed Transaction. Specifically, Section 14(a) provides that:

It shall be unlawful for any person, by the use of the mails or by any means or instrumentality of interstate commerce or of any facility of a national securities exchange or otherwise, in contravention of such rules and regulations as the [SEC] may prescribe as necessary or appropriate in the public interest or for the protection of investors, to solicit or to permit the use of his name to solicit any proxy or consent or authorization in respect of any security (other than an exempted security) registered pursuant to section 78l of this title.

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80. As such, SEC Rule 14a-9, 17 C.F.R. 240.14a-9, states the following:

No solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter which has become false or misleading.

81. The Proxy was prepared in violation of Section 14(a) because it is materially misleading in numerous respects and omits material facts, including those set forth above. Moreover, in the exercise of reasonable care, Defendants knew or should have known that the Proxy is materially misleading and omits material facts that are necessary to render them non-misleading.

82. The Individual Defendants had actual knowledge or should have known of the misrepresentations and omissions of material facts set forth herein.

83. The Individual Defendants were at least negligent in filing a Proxy that was materially misleading and/or omitted material facts necessary to make the Proxy not misleading.

84. The misrepresentations and omissions in the Proxy are material to Plaintiff and the Class, and Plaintiff and the Class will be deprived of their entitlement to decide whether to vote their shares in favor of the Proposed Transaction on the basis of complete information if such misrepresentations and omissions are not corrected prior to the stockholder vote regarding the Proposed Transaction.

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THIRD COUNT

Violations of Section 20(a) of the Exchange Act

Against The Individual Defendants

85. Plaintiff repeats all previous allegations as if set forth in full herein.

86. The Individual Defendants were privy to non-public information concerning the Company and its business and operations via access to internal corporate documents, conversations and connections with other corporate officers and employees, attendance at management and Board meetings and committees thereof and via reports and other information provided to them in connection therewith. Because of their possession of such information, the Individual Defendants knew or should have known that the Proxy was materially misleading to Company stockholders.

87. The Individual Defendants were involved in drafting, producing, reviewing and/or disseminating the materially false and misleading statements complained of herein. The Individual Defendants were aware or should have been aware that materially false and misleading statements were being issued by the Company in the Proxy and nevertheless approved, ratified and/or failed to correct those statements, in violation of federal securities laws. The Individual Defendants were able to, and did, control the contents of the Proxy. The Individual Defendants were provided with copies of, reviewed and approved, and/or signed the Proxy before its issuance and had the ability or opportunity to prevent its issuance or to cause it to be corrected.

88. The Individual Defendants also were able to, and did, directly or indirectly, control the conduct of Roan’s business, the information contained in its filings with the SEC, and its public statements. Because of their positions and access to material non-public information available to them but not the public, the Individual Defendants knew or should have known that the misrepresentations specified herein had not been properly disclosed to and were being concealed from the Company’s stockholders and that the Proxy was misleading. As a result, the Individual Defendants are responsible for the accuracy of the Proxy and are therefore responsible and liable for the misrepresentations contained herein.

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89. The Individual Defendants acted as controlling persons of Roan within the meaning of Section 20(a) of the Exchange Act. By reason of their position with the Company, the Individual Defendants had the power and authority to cause Roan to engage in the wrongful conduct complained of herein. The Individual Defendants controlled Roan and all of its employees. As alleged above, Roan is a primary violator of Section 14 of the Exchange Act and SEC Rule 14a-9. By reason of their conduct, the Individual Defendants are liable pursuant to Section 20(a) of the Exchange Act.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff demands injunctive relief, in her favor and in favor of the Class, and against the Defendants, as follows:

A. Declaring that this action is properly maintainable as a class action, certifying Plaintiff as Class representative and certifying her counsel as Class counsel;

B. Preliminarily and permanently enjoining Defendants, their agents, counsel, employees and all persons acting in concert with them from consummating the Proposed Transaction on the terms presently contemplated;

C. To the extent the Proposed Transaction is consummated before entry of this Court’s judgment, rescinding it and setting it aside or awarding rescissory damages;

D. Awarding Plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees and expenses; and

E. Granting such other and further relief as this Court may deem just and proper.

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JURY DEMAND

Plaintiff hereby requests a trial by jury on all issues so triable.

Dated: November 14, 2019		RIGRODSKY & LONG, P.A.

	By:	/s/ Gina M. Serra
Brian D. Long (#4347)
OF COUNSEL:		Gina M. Serra (#5387)
300 Delaware Avenue, Suite 1220
BRODSKY & SMITH, LLC		Wilmington, DE 19801
Marc L. Ackerman		Telephone: (302) 295-5310
Ryan P. Cardona		Facsimile: (302) 654-7530
Two Bala Plaza, Suite 510		Email: bdl@rl-legal.com
Bala Cynwyd, PA 19004		Email: gms@rl-legal.com
Telephone: (610) 667-6200
Facsimile: (610) 667-9029		Attorneys for Plaintiff
Email: mackerman@brodskysmith.com
Email: rcardona@brodskysmith.com